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DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

MAR 19 2002

02028096

File ~~No. 82-5133~~
82-34646

March 19, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Re: **Telefónica Data Perú S.A.A.—
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summaries preceding original Spanish versions of the following documents: Two letters to the CONASEV dated February 13, 2002 and February 25, 2002 relating Essential Facts.

2. Translated Quarterly Profit and Loss (October-December 2001) for Telefónica Data Perú S.A.A.and Subsidiaries.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Data Perú S.A.A.

–Letter to the CONASEV dated February 25, 2002:

The president of the Board of Directors set March 26 as the next General Shareholders meeting.

–Letter to the CONASEV dated February 13, 2002:

The Board of Directors approved the consolidated and unconsolidated financial statements corresponding to the fourth quarter of 2001.

Telefónica

TELEFÓNICA DATA PERÚ S.A.A.

GGR-135-A-065-2002
Lima, 25 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, hacemos de su conocimiento que en ejercicio de las facultades delegadas por el Directorio de la Sociedad, el Presidente del Directorio ha establecido el 26 de marzo próximo como fecha de realización de la Junta Obligatoria Anual de Accionistas de la Sociedad en primera convocatoria.

Dicha Junta se realizará en la Av. Arequipa 1155, Santa Beatriz, a las 10:30 horas. A tales efectos, se ha establecido como fechas de corte y registro para la asistencia a la referida Junta los días 11 y 14 de marzo, respectivamente. Conforme a ley, en los próximos días se procederá a la publicación de los avisos de convocatoria correspondientes y se pondrá a disposición de los accionistas la información que se someterá a consideración de dicha Junta. Sin perjuicio de ello, hacemos de su conocimiento que la agenda contemplada para la referida Junta es la siguiente:

- Pronunciarse sobre la gestión social y los resultados económicos del ejercicio 2001.
- Aprobar la retribución anual de los directores.
- Resolver, en su caso, sobre la aplicación de utilidades.
- Delegar facultades en el Directorio para la designación de auditores externos.

Sin otro particular, quedamos de ustedes.

Atentamente,

VÍCTOR C. SCHWARTZMANN LARCO
Representante

Telefónica 030524

BOLSA DE VALORES DE LIMA

'02 FEB 14 PM 12 26

RECIBIDO

TELEFÓNICA DATA PERÚ S.A.A.

GGR-135-A-046-2002
Lima, 13 de febrero de 2002

Señores
BOLSA DE VALORES DE LIMA
Presente.- CONASEV

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en sesión realizada en la fecha, el Directorio de Telefónica Data Perú S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al cuarto trimestre de 2001 –que se adjuntan a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye **Hecho de Importancia.**

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Carlos Schwartzmann Larco
Representante

Telefónica

Quarterly Profit and Loss

Telefónica Data Perú S.A.A. and Subsidiaries

October-December 2001

Declaration of Liability:

The within document contains true and sufficient information about the growth of the business of Telefónica Data S.A.A. and its subsidiaries for the fourth quarter ended on December 31, 2001. The signer is liable, within the scope of his competence, for damages that may be generated by lack of veracity or insufficiency of the contents, in conformance with the provisions of the Civil Code.

Juan Luis Kruger
Central Manager for Planning, Administration, and Finance

Lima, February 13, 2002

Important Events

Following is a summary of the important events that have occurred since October 2001.

Changes in the Board of Directors and the Management

The General Meeting of Shareholders of Telefónica Data Perú S.A.A. held on November 5 resolved to fix the number of members of the Board of Directors at seven, and appointed the following regular directors and their respective alternates:

- Regular Director Mr. Alfonso Bustamante y Bustamante, and as his respective alternate Mr. Manual Fernández Pollán;
- Regular Director Mr. José Ramón Vela Martínez, and as his respective alternate Mr. Javier Reguero Naredo;
- Regular Director Mr. Eduardo Caride, and as his respective alternate Mr. Ricardo Lanfranco Varea;
- Regular Director Mr. Mateo Budinich Diez, and as his respective alternate Mr. Guillermo Bernardo Emilio Checa Gjurinovic;
- Regular Director Ms. Cristina Pareja Pallarés, and as her respective alternate Mr. Victor Carlos Schwartzmann Larco;
- Regular Director Mr. Alvaro Julio Badiola Guerra, and as his respective alternate Mr. Juan Luis Krüger Sayán; and
- Regular Director Mr. Eduardo Antonio Remo Airaldi Quiñones, and as his respective alternate Ms. Carmela Galarza Guillén.

At its meeting on November 22 , the Board of Directors appointed Mr. Alfonso Bustamante y Bustamante as Chairman, and Mr. Victor Carlos Schwartzmann Larco as Secretary.

Company matters

On November 5 the General Meeting of Shareholders approved the Ordinary Merger by Absorption of the Telefónica Servicios Internet del Perú S.A.C. subsidiary, assuming each and every one of the rights, obligations, and legal relationships of said subsidiary. On December 31, in conformity with the resolution passed by the General Meeting of Shareholders on November 5, Telefónica Servicios Internet del Perú S.A.C. was excluded from the Grupo Económico Telefónica because its legal personality was extinguished when the ordinary absorption-merger took effect.

Also on November 5, the General Meeting of Shareholders approved the amendment to the Articles/Bylaws to unify the various classes of stock shares and to reduce the number of directors. At the same meeting, it was resolved to continue the dividend payment policy established by the founding members at the time the company was established.

On December 26, the General Meeting of Shareholders of **Telefónica Data Perú S.A.A.** approved the stock capital resulting from the multiple reorganization as well as the pertinent modification of the Articles/Bylaws. As a result thereof, the stock capital of Telefónica Data Perú S.A.A. is S/. 25,518,993.00 (twenty-five million five hundred eighteen thousand nine hundred ninety-three and 00/100 New Soles), represented by 25,518,993 registered shares at S/.1.00 each, fully subscribed and paid up.

TELEFÓNICA DATA PERÚ S.A.A. AND SUBSIDIARIES

Discussion and analysis of the profit and loss for the fourth quarter and the twelve months ended December 31, 2001

Profit and Loss for the Fiscal Year

On January 1, 2001, Grupo Telefónica del Perú implemented the process of separating the Mobile Services, Data, and Telephone Directories activities. The outcome of this process, which was begun in November 2000, was the establishment of two companies, Telefónica Móviles Perú Holding S.A.A. and Telefónica Data Perú S.A.A., by means of a process of division. A new company, Telefónica Publicidad e Información Perú S.A.C., was created in December 2000, in process of ordinary reorganization.

To facilitate a comparison of the profit and loss obtained by Telefónica Data del Perú S.A.A. and Subsidiaries with the profit and loss for the same period during the preceding year, pro forma statements of profit and loss were prepared for the quarters of 2000.

In 4Q01, consolidated operating income totaled S/. 52 million, an increase of 33.8% over the figure for 4Q00. This increase was ascribable chiefly to the 42.9% increase in the income of Telefónica Data, which is explicable by better Data and Internet performance and by the increase in income from commissions on services provided to Corporate Communications. Chiefly because of the 29.9% increase in the income of Telefónica Data, income for 12M01 totaled S/. 191 million, an increase of 25.4% over the S/. 153 million for 12M00.

Compared to expenses of S/. 36 million for 4Q00, consolidated operating expenses for 4Q01 increased 39%, totaling S/. 50 million. This behavior was explained chiefly by the increase in personnel expenses, services provided by third parties, and provisions for uncollectibles. During 4Q01, services provided by third parties increased as result of the leasing of circuits from Telefónica del Perú, which totaled S/. 5 million. Provisions for uncollectibles rose to S/. 8.3 million in 4Q01, chiefly because of the transfer of Telefónica del Perú billing operations to Telefónica Data. However, this outflow was offset by an increase in "Other income - net of expenses," as detailed in the non-operating section. Operating expenses for 12M01 totaled S/. 185 million, an increase of 28% over the S/. 144 million in 12M00, chiefly because of the S/. 27 million increase in services provided by third parties.

As a consequence of the aforementioned increase in income, EBITDA (profit before interest, taxes, depreciation, and amortization) in 4Q01 totaled S/. 6.2 million, an increase of S/. 1.6 million compared to the S/. 4.5 million of the previous year. The EBITDA margin for 4Q01 increased to 11.9%, above the 11.7% for 4Q00. In cumulative terms, EBITDA in 2001 reached S/. 21 million, an increase of 5.8% over the S/. 20 million in 2000. The EBITDA margin for 12M01 reached 10.9%, less than the 12.9% for 12M00.

The operating result for this quarter recorded a profit of S/. 1.5 million, less than the S/. 2.5 million reached in 4Q00. In cumulative terms, the operating profit reached S/. 6.3 million during 12M01, below the S/. 8.4 million for 12M00.

During 4Q01, Telefónica Data Perú realized a significant recovery of accounts receivable, reflected under "Other income and expenses, net," in the amount of S/. 7.9 million. This recovery diminished the effect of provisions, recorded in current operations at S/. 8.3 million in the same quarter.

Lastly, net profit in 4Q01 was S/. 3.7 million in 4Q01, compared to S/. 8.3 million in 4Q00. In cumulative terms, net profit during 12M01 was S/. 3.4 million, compared to S/. 4.2 million for the previous year.

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

Consolidated Balance Sheet

At the close of 4Q01, growth was noted in the current items of the balance sheet, particularly in trade accounts receivable. Consequently, current assets increased 20.3%, and current liabilities increased 36.7% over 3Q01. The increase in accounts receivable and accounts payable is ascribable chiefly to the operations for the transfer of Telefónica Sistemas to Telefónica Data, and takes into account service activities for Corporate Communications.

In this quarter Telefónica Data is maintaining an adequate level of liquidity, since current assets represent 1.02 times current liabilities.

With respect to non-current assets, net fixed assets at the close of 4Q01 increased S/. 24 million over 3Q01, chiefly because of the data transmission equipment and computer equipment acquired in 4Q01, the merger of Telefónica Data with TSI, and the acquisition of assets of Telefónica Sistemas, as well as assets of the MPLS Network.

Lastly, net worth in 4Q01 reflected a level of S/. 107 million, which was above the level achieved in 3Q01, thanks to the positive results obtained during 4Q01.

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

TABLA 1

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS

ESTADO DE RESULTADOS CONSOLIDADOS PRO FORMA AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2001

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T00		4T01		Var. Abs. 4T01 - 4T00	Var. % 4T01 - 4T00	12M00		12M01		Var. Abs. 12M01-12M00	12M01/ 12M00
		%		%		%		%		%		%
Ingresos Operativos	38,666	100.0	51,718	100.0	13,052	33.8	152,525	100.0	191,319	100.0	38,794	25.4
Telefónica Data	33,211	85.9	47,460	91.8	14,249	42.9	134,092	87.9	174,203	91.1	40,111	29.9
Telefónica Servicios Financieros	2,907	7.5	4,198	8.1	1,292	44.4	10,270	6.7	14,174	7.4	3,904	38.0
Telefónica Servicios Internet	2,549	6.6	60	0.1	(2,489)	(97.6)	8,164	5.4	2,942	1.5	(5,222)	(64.0)
Gastos Operativos												
Gastos de Personal	7,680	19.9	13,031	25.2	5,351	69.7	33,620	22.0	41,704	21.8	8,084	24.0
Remuneraciones	5,426	14.0	10,840	21.0	5,414	99.8	24,262	15.9	33,592	17.6	9,330	38.5
Contribuciones Sociales	1,635	4.2	640	1.2	(995)	(60.9)	6,537	4.3	2,983	1.6	(3,554)	(54.4)
Compensación por tiempo de servicios	487	1.3	622	1.2	135	27.7	1,997	1.3	2,325	1.2	328	16.4
Otros	133	0.3	929	1.8	796	598.5	823	0.5	2,804	1.5	1,981	240.7
Gastos de Gestión	24,419	63.2	24,482	47.3	63	0.3	88,627	58.1	117,501	61.4	28,874	32.6
Materiales y suministros	2,878	7.4	1,017	2.0	(1,861)	(64.7)	15,642	10.3	17,016	8.9	1,374	8.8
Servicios prestados por terceros	21,179	54.8	23,338	45.1	2,159	10.2	71,781	47.1	98,821	51.7	27,040	37.7
Cargas diversas de gestión	362	0.9	127	0.2	(235)	(64.9)	1,204	0.8	1,664	0.9	460	38.2
Tributos	695	1.8	623	1.2	(72)	(10.4)	2,713	1.8	1,715	0.9	(998)	(36.8)
Provisiones	1,337	3.5	8,276	16.0	6,939	519.0	7,867	5.2	12,197	6.4	4,330	55.0
Depreciación y amortización	2,003	5.2	4,655	9.0	2,652	132.4	11,317	7.4	14,573	7.6	3,256	28.8
Trabajo para el inmovilizado			(851)	(1.6)	(851)	-	-	-	(2,636)	(1.4)	(2,636)	-
Total Gastos Operativos	36,134	93.5	50,216	97.1	14,082	39.0	144,143	94.5	185,054	96.7	40,911	28.4
Resultado Operativo	2,532	6.5	1,502	2.9	(1,030)	(40.7)	8,383	5.5	6,265	3.3	(2,118)	(25.3)
EBITDA	4,535	11.7	6,157	11.9	1,622	35.8	19,700	12.9	20,838	10.9	1,138	5.8
Otros Ingresos (Gastos)												
Programa de Retiro Voluntario	-	-	(279)	(0.5)	(279)	-	-	-	(279)	(0.1)	(279)	-
Ingresos Financieros	80	0.2	116	0.2	36	45.0	119	0.1	167	0.1	48	40.3
Gastos Financieros	(130)	(0.3)	(274)	(0.5)	(144)	110.8	(338)	(0.2)	(1,247)	(0.7)	(909)	268.9
Otros Ingresos - Gastos Neto	3,338	8.6	7,921	15.3	4,583	137.3	(4,089)	(2.7)	432	0.2	4,521	(110.6)
Corrección Monetaria - REI	841	2.2	(878)	(1.7)	(1,719)	(204.4)	1,968	1.3	34	0.0	(1,934)	(98.3)
Resultado No Operativo	4,129	10.7	6,606	12.8	2,477	60.0	(2,340)	(1.5)	(893)	(0.5)	1,447	(61.8)
Programa de Retiro Voluntario	-	-	-	-	-	-	-	-	-	-	-	-
Resultado antes de Impuestos y Participac.	6,661	17.2	8,108	15.7	1,447	21.7	6,043	4.0	5,372	2.8	(671)	(11.1)
Participación de los Trabajadores	(243)	(0.6)	1,231	2.4	1,474	(606.6)	663	0.4	1,969	1.0	1,306	197.0
Impuestos	(1,409)	(3.6)	3,135	6.1	4,544	(322.5)	1,194	0.8	5,128	2.7	3,934	329.5
Resultado Neto	8,313	21.5	3,742	7.2	(4,571)	(55.0)	4,187	2.7	(1,725)	(0.9)	(5,912)	(141.2)
Resultado antes de la adquisición	-	-	-	-	-	-	-	-	(5,102)	(2.7)	(5,102)	-
Resultado Neto Consolidado	8,313	21.5	3,742	7.2	(4,571)	(55.0)	4,187	2.7	3,377	1.8	(810)	(19.3)

TABLA 2
TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
BALANCE GENERAL AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2001 (1)
(Fin de Período)

ACTIVO

	4T01	3T01	2T01	1T01
ACTIVO CORRIENTE				
Caja y bancos	32	32	61	21
Cuentas por cobrar comerciales, netas	118,914	83,655	85,099	48,587
Otras Cuentas por cobrar	11,663	29,972	20,000	13,914
Gastos pagados por anticipado	11,503	5,430	3,314	2,203
Existencias	3,965	2,356	690	
Total Activo Corriente	146,077	121,444	109,164	64,725
CUENTAS POR COBRAR A LARGO PLAZO	3,817	3,801	3,811	3,376
INVERSIONES	2	2	2	2
ACTIVOS FIJOS	124,898	96,944	88,800	89,421
Depreciación Acumulada	22,556	19,005	16,384	14,674
	102,342	77,939	72,416	74,747
Otros Activos Netos	17,692	17,300	16,202	14,295
TOTAL ACTIVOS	269,930	220,486	201,595	157,145

PASIVO Y PATRIMONIO

	4T01	3T01	2T01	1T01
PASIVO CORRIENTE				
Cuentas por pagar comerciales	110,228	84,188	72,740	34,351
Otras cuentas por pagar	24,495	13,636	9,155	5,655
Compensación por tiempo de servicio	293	243	257	217
Parte Corriente de la Deuda a Largo Plazo	8,346	6,803	7,528	7,310
Total Pasivos Corrientes	143,362	104,871	89,680	47,533
DEUDA DE LARGO PLAZO	10,244	12,118	12,477	10,303
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	2,425			
INGRESOS DIFERIDOS	6,660			
PATRIMONIO				
Capital Social	24,931	24,931	24,931	24,941
Capital Adicional	78,931	78,931	78,931	78,925
Reserva Legal	338	0	0	0
Resultados Acumulados	3,039	-365	-4,424	-4,557
TOTAL PATRIMONIO	107,239	103,497	99,438	99,309
TOTAL PASIVOS Y PATRIMONIO	269,930	220,486	201,595	157,145

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI)

TABLA 1

TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS

ESTADO DE RESULTADOS CONSOLIDADOS PRO FORMA AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2001

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T00		4T01		Var. Abs. 4T01 - 4T00	Var. % 4T01 - 4T00	12M00		12M01		Var. Abs. 12M01-12M00	12M01/ 12M00
		%		%		%		%		%		%
Ingresos Operativos	38,666	**100.0**	51,718	**100.0**	13,052	**33.8**	152,525	**100.0**	191,319	**100.0**	38,794	**25.4**
Telefónica Data	33,211	**85.9**	47,460	**91.8**	14,249	**42.9**	134,092	**87.9**	174,203	**91.1**	40,111	**29.9**
Telefónica Servicios Financieros	2,907	**7.5**	4,198	**8.1**	1,292	**44.4**	10,270	**6.7**	14,174	**7.4**	3,904	**38.0**
Telefónica Servicios Internet	2,549	**6.6**	60	**0.1**	(2,489)	**(97.6)**	8,164	**5.4**	2,942	**1.5**	(5,222)	**(64.0)**
Gastos Operativos												
Gastos de Personal	7,680	**19.9**	13,031	**25.2**	5,351	**69.7**	33,620	**22.0**	41,704	**21.8**	8,084	**24.0**
Remuneraciones	5,426	**14.0**	10,840	**21.0**	5,414	**99.8**	24,262	**15.9**	33,592	**17.6**	9,330	**38.5**
Contribuciones Sociales	1,635	**4.2**	640	**1.2**	(995)	**(60.9)**	6,537	**4.3**	2,983	**1.6**	(3,554)	**(54.4)**
Compensación por tiempo de servicios	487	**1.3**	622	**1.2**	135	**27.7**	1,997	**1.3**	2,325	**1.2**	328	**16.4**
Otros	133	**0.3**	929	**1.8**	796	**598.5**	823	**0.5**	2,804	**1.5**	1,981	**240.7**
Gastos de Gestión	24,419	**63.2**	24,482	**47.3**	63	**0.3**	88,627	**58.1**	117,501	**61.4**	28,874	**32.6**
Materiales y suministros	2,878	**7.4**	1,017	**2.0**	(1,861)	**(64.7)**	15,642	**10.3**	17,016	**8.9**	1,374	**8.8**
Servicios prestados por terceros	21,179	**54.8**	23,338	**45.1**	2,159	**10.2**	71,781	**47.1**	98,821	**51.7**	27,040	**37.7**
Cargas diversas de gestión	362	**0.9**	127	**0.2**	(235)	**(64.9)**	1,204	**0.8**	1,664	**0.9**	460	**38.2**
Tributos	695	**1.8**	623	**1.2**	(72)	**(10.4)**	2,713	**1.8**	1,715	**0.9**	(998)	**(36.8)**
Provisiones	1,337	**3.5**	8,276	**16.0**	6,939	**519.0**	7,867	**5.2**	12,197	**6.4**	4,330	**55.0**
Depreciación y amortización	2,003	**5.2**	4,655	**9.0**	2,652	**132.4**	11,317	**7.4**	14,573	**7.6**	3,256	**28.8**
Trabajo para el inmovilizado			(851)	**(1.6)**	(851)	-	-	-	(2,636)	**(1.4)**	(2,636)	-
Total Gastos Operativos	36,134	**93.5**	50,216	**97.1**	14,082	**39.0**	144,143	**94.5**	185,054	**96.7**	40,911	**28.4**
Resultado Operativo	2,532	**6.5**	1,502	**2.9**	(1,030)	**(40.7)**	8,383	**5.5**	6,265	**3.3**	(2,118)	**(25.3)**
EBITDA	4,535	**11.7**	6,157	**11.9**	1,622	**35.8**	19,700	**12.9**	20,838	**10.9**	1,138	**5.8**
Otros Ingresos (Gastos)												
Programa de Retiro Voluntario	-	-	(279)	**(0.5)**	(279)	-	-	-	(279)	**(0.1)**	(279)	-
Ingresos Financieros	80	**0.2**	116	**0.2**	36	**45.0**	119	**0.1**	167	**0.1**	48	**40.3**
Gastos Financieros	(130)	**(0.3)**	(274)	**(0.5)**	(144)	**110.8**	(338)	**(0.2)**	(1,247)	**(0.7)**	(909)	**268.9**
Otros Ingresos - Gastos Neto	3,338	**8.6**	7,921	**15.3**	4,583	**137.3**	(4,089)	**(2.7)**	432	**0.2**	4,521	**(110.6)**
Corrección Monetaria - REI	841	**2.2**	(878)	**(1.7)**	(1,719)	**(204.4)**	1,968	**1.3**	34	**0.0**	(1,934)	**(98.3)**
Resultado No Operativo	4,129	**10.7**	6,606	**12.8**	2,477	**60.0**	(2,340)	**(1.5)**	(893)	**(0.5)**	1,447	**(61.8)**
Programa de Retiro Voluntario	-	-	-	-	-	-	-	-	-	-	-	-
Resultado antes de Impuestos y Participac.	6,661	**17.2**	8,108	**15.7**	1,447	**21.7**	6,043	**4.0**	5,372	**2.8**	(671)	**(11.1)**
Participación de los Trabajadores	(243)	**(0.6)**	1,231*	**2.4**	1,474	**(606.6)**	663	**0.4**	1,969	**1.0**	1,306	**197.0**
Impuestos	(1,409)	**(3.6)**	3,135	**6.1**	4,544	**(322.5)**	1,194	**0.8**	5,128	**2.7**	3,934	**329.5**
Resultado Neto	8,313	**21.5**	3,742	**7.2**	(4,571)	**(55.0)**	4,187	**2.7**	(1,725)	**(0.9)**	(5,912)	**(141.2)**
Resultado antes de la adquisición	-	-	-	-	-	-	-	-	(5,102)	**(2.7)**	(5,102)	-
Resultado Neto Consolidado	8,313	**21.5**	3,742	**7.2**	(4,571)	**(55.0)**	4,187	**2.7**	3,377	**1.8**	(810)	**(19.3)**

TABLA 2
TELEFONICA DATA PERU S.A.A. Y SUBSIDIARIAS
BALANCE GENERAL AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2001 (1)
(Fin de Período)

ACTIVO

	4T01	3T01	2T01	1T01
ACTIVO CORRIENTE				
Caja y bancos	32	32	61	21
Cuentas por cobrar comerciales, netas	118,914	83,655	85,099	48,587
Otras Cuentas por cobrar	11,663	29,972	20,000	13,914
Gastos pagados por anticipado	11,503	5,430	3,314	2,203
Existencias	3,965	2,356	690	
Total Activo Corriente	146,077	121,444	109,164	64,725
CUENTAS POR COBRAR A LARGO PLAZO	3,817	3,801	3,811	3,376
INVERSIONES	2	2	2	2
ACTIVOS FIJOS	124,898	96,944	88,800	89,421
Depreciación Acumulada	22,556	19,005	16,384	14,674
	102,342	77,939	72,416	74,747
Otros Activos Netos	17,692	17,300	16,202	14,295
TOTAL ACTIVOS	269,930	220,486	201,595	157,145

PASIVO Y PATRIMONIO

	4T01	3T01	2T01	1T01
PASIVO CORRIENTE				
Cuentas por pagar comerciales	110,228	84,188	72,740	34,351
Otras cuentas por pagar	24,495	13,636	9,155	5,655
Compensación por tiempo de servicio	293	243	257	217
Parte Corriente de la Deuda a Largo Plazo	8,346	6,803	7,528	7,310
Total Pasivos Corrientes	143,362	104,871	89,680	47,533
DEUDA DE LARGO PLAZO	10,244	12,118	12,477	10,303
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	2,425			
INGRESOS DIFERIDOS	6,660			
PATRIMONIO				
Capital Social	24,931	24,931	24,931	24,941
Capital Adicional	78,931	78,931	78,931	78,925
Reserva Legal	338	0	0	0
Resultados Acumulados	3,039	-365	-4,424	-4,557
TOTAL PATRIMONIO	107,239	103,497	99,438	99,309
TOTAL PASIVOS Y PATRIMONIO	269,930	220,486	201,595	157,145

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI)

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5134

March 19, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.—
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summaries precede original Spanish versions of the following documents: Two letters to the CONASEV dated February 13, 2002 and February 25, 2002 relating Essential Facts.

2. Translated Quarterly Profit and Loss (October-December 2001) for Telefónica Móviles Perú Holding and Subsidiaries.

3. Translated Finanical Profit and Loss (October-December 2001) for Telefónica Móviles Perú Holding S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated February 25, 2001:

The president of the Board of Directors set March 26 as the next General Shareholders meeting.

–Letter to the CONASEV dated February 13, 2002:

The Board of Directors approved the consolidated and unconsolidated financial statements corresponding to the fourth quarter of 2001.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 FEB 26 10:27

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

GGR-135-A-064-2002
Lima, 25 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hecho de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en el artículo 28° de la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, hacemos de su conocimiento que en ejercicio de las facultades delegadas por el Directorio de la Sociedad, el Presidente del Directorio ha establecido el 26 de marzo próximo como fecha de realización de la Junta Obligatoria Anual de Accionistas de la Sociedad en primera convocatoria.

Dicha Junta, que se realizará en la Av. Arequipa 1155, Santa Beatriz, Lima, a las 11:00 horas. A tales efectos, se ha establecido como fechas de corte y registro para la asistencia a la referida Junta los días 11 y 14 de marzo, respectivamente. Conforme a ley, en los próximos días se procederá a la publicación de los avisos de convocatoria correspondientes y se pondrá a disposición de los accionistas la información que se someterá a consideración de dicha Junta. Sin perjuicio de ello, hacemos de su conocimiento que la agenda contemplada para dicha Junta es la siguiente:

- Pronunciarse sobre la gestión social y los resultados económicos del ejercicio 2001.
- Aprobar la retribución anual de los directores.
- Resolver sobre la aplicación de utilidades.
- Delegar facultades en el Directorio para la designación de auditores externos.

Sin otro particular, quedamos de ustedes.

Atentamente,

VICTOR C. SCHWARTZMANN LARCO
Representante

Telefónica

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

GGR-135-A- -2002
Lima, 13 de febrero de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en sesión realizada en la fecha, el Directorio de Telefónica Móviles Perú Holding S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al cuarto trimestre de 2001 –que se adjuntan a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye **Hecho de Importancia.**

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Carlos Schwalbmann Larco
Representante

Telefónica

Quarterly Profit and Loss

Telefónica Móviles Perú Holding S.A.A. and Subsidiaries

October-December 2001

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

Declaration of Liability:

The within document contains true and sufficient information about the growth of the business of Telefónica Móviles Perú Holding S.A.A. and its subsidiaries for the fourth quarter ended on December 31, 2001. The signer is liable, within the scope of his competence, for damages that may be generated by lack of veracity or insufficiency of the contents, in conformance with the provisions of the Civil Code.

Javier Manzanares Gutierrez
General Manager

Lima, February 13, 2002

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

Important Events

Following is a summary of the important events that have occurred since October 2001.

Meeting of Shareholders

A General Meeting of Shareholders of the Company was held on 5 November, pursuant to first notice. The meeting adopted the following resolutions, which constitute Important Events:

- It approved the amendment of the Corporate Bylaws, which among other matters contemplate unification of the various classes of stock shares and a reduction in the number of directors.

- It approved fixing of number of members of the Board of Directors at six, and appointed the following regular directors and their respective alternates:

  - Regular Director Mr. Alfonso Bustamante y Bustamante, and as his respective alternate Mr. Iván Ciganer Albeniz;
  - Regular Director Mr. José Ramón Vela Martínez, and as his respective alternate Mr. David Holgado Sánchez;
  - Regular Director Mr. Félix Ivorra Cano, and as his respective alternate Mr. Antonio Amadeo Melguizo Alvaro;
  - Regular Director Mr. José Molés Valenzuela, and as his respective alternate Mr. César Augusto Linares Rosas;
  - Regular Director Mr. Fernando Abella García, and as his respective alternate Mr. Maurizio Falá; and
  - Regular Director Mr. José Javier Gutiérrez, and as his respective alternate Mr. Séneca Gustavo de la Puente Estremadoyro.

- It approved continuation of the policy of paying dividends, which said policy allocates up to 50% of the net profits of each fiscal year, and payment of said dividends, including provisional and final dividends for each fiscal year, in conformance with the following schedule:

  - Payment of the provisional dividend: Effective from December 1 of each fiscal year;
  - Payment of the final dividend: Subsequent to the holding of the General Meeting that approves it, and effective from June1.

On December 26 a General Meeting of Shareholders of the Company was held pursuant to first notice. The meeting adopted the following resolutions, which constitute Important Events:

- It approved the stock capital resulting from the multiple reorganization as a consequence of the exercising of the right of separation and adjustments produced by application of the rate of exchange and division and the corresponding amendment of the Corporate Bylaws. As a result thereof, the stock capital of Telefónica Móviles Perú Holding S.A.A. is S/.356,770,987.00 (three hundred fifty-six million seven hundred seventy thousand nine hundred eighty-seven and 00/100 New Soles), represented by 356,770,987 registered shares at S/.1.00 each, fully subscribed and paid up.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A. AND SUBSIDIARIES
Discussion and analysis of the profit and loss for the fourth quarter and the twelve months ended December 31, 2001

On January 1, 2001 Grupo Telefónica del Perú implemented the process of separating the Mobile Services, Data, and Telephone Directories activities. The outcome of this process, which was begun in November 2000, was the establishment of two companies, Telefónica Móviles Perú Holding S.A.A. and Telefónica Data Perú S.A.A., by means of a process of division. A new company, Telefónica Publicidad e Información Perú S.A.C., was created in December 2000, in process of ordinary reorganization.

To facilitate a comparison of the profit and loss obtained by Telefónica Móviles Perú Holding S.A.A. with the profit and loss for the same period during the preceding year, pro forma statements of profit and loss were prepared for the quarters of 2000.

Profit and Loss for the Fiscal Year

In an environment of increasing competition in the cellular telephone market, Telefónica Móviles ended the year with 1,087,152 customers, an increase of 21% since the close of the preceding year. In line with the foregoing, Telefónica Móviles was able to generate free cash flows that allowed it to reduce its financial debt to Telefónica del Perú S.A.A. by US$45 million. This shows the good performance of the business throughout 2001.

The year 2001 was also characterized by changes in the regulatory framework with respect to interconnection charges. In contrast to the situation in 2000, when only calls between land lines and mobile lines involved an interconnection expense that was deducted from income, in 2001 the regulatory authorities introduced the concept of a termination charge for calls from and to the mobile network, with the exception of residential land-line/mobile calls, for which the interconnection charge is maintained.

In 4Q01, operating income totaled S/.204 million, an increase of 9% over the S/.188 million in 4Q00. This reflects the 20.9% expansion in the average plant, with respect to 4Q00. The prepayment plant reached 79% of the total of the plant in 4Q01, while in 4Q00 it reached 76%, which generated a decrease in average income per customer. Similarly, a decrease was recorded in average outgoing rates. As a result of increased business activity for the year, operating income for 2001 totaled S/.853 million, an increase of 5% over operating income for 2000.

Operating expenses in 4Q01 totaled S/.183 million, that is, 1% above the total for 4Q00. The most significant change was the increase in interconnection expenses, from S/.7 million in 4Q00 to S/.18 million in 4Q01, ascribable chiefly to the increase in business activity and to the change in regulatory requirements. On the other hand, depreciation and amortization decreased (S/.25 million) as a consequence of the adjustments made in 4Q00. The management commission was S/.2.6 million, compared to -S/.123 for 4Q00.

In cumulative terms, operating expenses increased by 10%, from S/.690 million in 2000 to S/.759 million in 2001. Similarly, a significant increase in interconnection expenses was recorded in 2001, from S/.26 million to S/.72 million, because of the expansion of business and the regulatory requirements explained above. Materials and supplies increased by S/.9 million, chiefly because of the increase in the cost of sales as a result of increased business activity and customer loyalty programs. The management commission was also increased, by S/.17

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

million, and depreciation and amortization increased by S/.17 million. On the other hand, services provided by third parties decreased by S/.31 million.

During 4Q01, EBITDA (profit before interest, taxes, depreciation, and amortization) totaled S/.69 million, a decrease of 14% compared to the figure for 4Q00, chiefly because of the adjustment of the management commission in 4Q00. Operating profit was S/.21 million, a 198% increase over the operating profit for 4Q00, because of lower depreciation (-S/.25 million) and the 9% increase in operating income.

In cumulative terms, the EBITDA diminished by 4%, recording S/.281 million. This represents a margin of 33% (increased to 34% in 4Q01). The operating profit/loss fell by 24%, totaling S/.94 million. This reduction was ascribable chiefly to the increases in the management commission and depreciation.

Non-operating profit/loss included financial expenses of S/.7.6 million in 4Q01, compared to S/.13.9 million in 4Q00. This reduction is the result of repayment of debt and the drop in interest rates. The non-operating loss was S/.138 million in 4Q01, similar to the loss of S/.14 million noted in 4Q00.

The smaller loss in non-operating profit/loss for the year (S/.-34 million, compared to S/.-57 million in 2000) was ascribable chiefly to the decrease in financial expenses, as a result of the aforementioned reduction in debt.

Net profit in 4Q01 was S/.11.6 million, compared to the loss of S/.7 million recorded in 4Q00. On the other hand, net profit/loss for the year increased by 3%, from S/.40 million in 2000 to S/.41 million in 2001, in a context of increased competition and decreased economic activity.

Balance Sheet

Operating liquidity (measured by the ratio of working capital without cash or short-term financial liabilities) increased from 1.1 times in 3Q01 to 1.2 times in 4Q01, because of a decrease in current liabilities ascribable to the reduction in trade accounts payable (-S/.31 million) and miscellaneous accounts payable (-S/.8 million).

Current assets decreased by 8% over the preceding quarter, chiefly with respect to Accounts Receivable from Telefónica del Perú S.A.A. (-S/.42 million). Net fixed assets remained steady in 4Q01, because of crediting of S/.46 million in additions to fixed assets and S/.48 million in depreciation.

In 2001, US$45 million in debt was repaid to Telefónica del Perú S.A.A. Debt at the close of the year therefore totaled S/.467 million. Considering that the net worth is S/.873 million at the close of the year, the net worth/debt ratio (debt/debt + net worth) was 35%, similar to the figure for the preceding quarter but 8 p.p. below the figure noted at the close of 2000. Furthermore, the ratio of EBITDA to net financial expenses increased markedly, from 4.8 times in 2000 to 7.6 times in 2001.

Because of the multiple reorganization process completed in January 2001, the 2000 and 2001 results cannot be compared. To facilitate comparison, pro forma results are therefore presented for the statement of profit and loss but not in the balance sheet.

TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADOS PRO FORMA AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2001
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T00		4T01		Variación		12M00		12M01		Variación	
		%		%	Absoluta	%		%		%	Absoluta	%
INGRESOS DE OPERACIÓN	**187,790**	**100**	**204,050**	**100**	**16,260**	**9**	**813,701**	**100**	**853,099**	**100**	**39,398**	**5**
GASTOS DE OPERACIÓN	**180,616**	**96**	**182,702**	**90**	**2,086**	**1**	**689,737**	**85**	**758,694**	**89**	**68,957**	**10**
Gastos de Interconexión	**6,661**	**4**	**17,605**	**9**	**10,944**	**164**	**26,425**	**3**	**71,917**	**8**	**45,492**	**172**
Gastos de Personal	**7,825**	**4**	**13,293**	**7**	**5,468**	**70**	**36,958**	**5**	**50,832**	**6**	**13,874**	**38**
Remuneraciones	6,116	3	10,527	5	4,411	72	29,578	4	37,148	4	7,570	26
Contribuciones sociales	762	0	613	0	-149	-20	3,642	0	4,720	1	1,078	30
Compensación por tiempo de servicios	675	0	678	0	3	0	2,200	0	2,580	0	380	17
Otros	272	0	1,475	1	1,203	442	1,538	0	6,384	1	4,846	315
Gastos de Gestión	**99,186**	**53**	**93,256**	**46**	**-5,930**	**-6**	**379,574**	**47**	**358,594**	**42**	**-20,980**	**-6**
Materiales y suministros	29,802	16	23,206	11	-6,596	-22	103,603	13	112,539	13	8,936	9
Servicios prestados por terceros	69,307	37	69,878	34	571	1	275,704	34	245,023	29	-30,681	-11
Cargas diversas de gestión	77	0	172	0	95	123	267	0	1,032	0	765	287
Comision de gerenciamiento	(12,260)	(7)	2,538	1	14,798	(121)	31,351	4	48,058	6	16,707	53
Tributos	3,485	2	3,987	2	502	14	12,059	1	17,872	2	5,813	48
Canones	2,610	1	3,444	2	834	32	10,609	1	13,602	2	2,993	28
Provision por incobrabilidad	1,256	1	1,479	1	223	18	27,905	3	11,637	1	-16,268	-58
Depreciación y amortización	72,746	39	47,572	23	-25,174	-35	169,587	21	186,279	22	16,692	10
Otras Provisiones	0	0	290	0	290	-	0	0	3,603	0	3,603	-
Trabajo para el inmovilizado	(893)	(0)	(762)	(0)	131	(15)	(4,731)	(1)	(3,700)	(0)	1,031	(22)
RESULTADO DE OPERACIÓN	**7,174**	**4**	**21,348**	**10**	**14,174**	**198**	**123,964**	**15**	**94,405**	**11**	**(29,559)**	**-24**
EBITDA	**79,920**	**43**	**68,920**	**34**	**(8,858)**	**-14**	**293,551**	**36**	**280,684**	**33**	**(12,867)**	**-4**
Ingresos financieros	96	0	154	0	58	60	380	0	395	0	15	4
Gastos financieros	(13,886)	(7)	(7,561)	(4)	6,325	(46)	(61,268)	(8)	(37,473)	(4)	23,795	(39)
Otros ingresos y egresos, neto	(8,690)	(5)	(6,458)	(3)	2,232	(26)	(13,321)	-2	(3,122)	0	10,199	(77)
Resultado por exposición a la inflación	8,342	4	47	0	(8,295)	(99)	17,103	2	6,606	1	(10,497)	(61)
UTILIDAD ANTES DE LA PART.DE LOS TRABAJADORES Y DEL IMP. RENTA	**(6,964)**	**-4**	**7,530**	**4**	**14,494**	**-208**	**66,859**	**8**	**60,811**	**7**	**(6,048)**	**-9**
Participación	(23)	(0)	59	(0)	82	-	(7,350)	-1	(6,388)	0	962	-
Impuesto a la renta	(66)	(0)	3,998	(1)	4,064	-	(19,844)	-2	(13,408)	0	6,436	-
UTILIDAD NETA	**(7,053)**	**-4**	**11,587**	**6**	**18,640**	**-264**	**39,666**	**5**	**41,015**	**5**	**1,349**	**3**

TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2001 (1)

(Fin de Periodo)

ACTIVO

	4T01	3T01	2T01	1T01	4T00
ACTIVO CORRIENTE					
Caja y bancos	26	25	25	25	19
Cuentas por cobrar comerciales, netas	108,229	91,057	80,959	58,668	69,926
Cuentas por cobrar a Telefonica del Peru	50,507	92,691	158,815	121,756	143,989
Otras cuentas por cobrar	20,564	23,452	26,187	44,844	13,048
Existencias	19,343	32,356	42,364	46,834	59,755
Gastos pagados por anticipado	33,333	12,332	15,456	16,270	2,117
Total activo corriente	232,002	251,913	323,806	288,397	288,854
Inmueble, planta y equipo	1,850,603	1,804,479	1,768,148	1,752,902	1,740,475
Depreciación acumulada	(577,092)	(528,848)	(486,519)	(442,745)	(399,926)
	1,273,511	1,275,631	1,281,629	1,310,157	1,340,549
Otros activos (neto)	23,599	26,261	31,341	33,738	36,143
Total activo	1,529,112	1,553,805	1,636,776	1,632,292	1,665,546

PASIVO Y PATRIMONIO NETO

	4T01	3T01	2T01	1T01	4T00
PASIVO CORRIENTE					
Cuentas por pagar comerciales	86,704	118,017	119,741	109,509	160,868
Otras cuentas por pagar	102,105	109,504	80,228	62,625	49,390
Porción corriente de la deuda a largo plazo	405	6	9	9	9
Compensación por tiempo de servicio	116	85	160	492	326
Total pasivo corriente	189,330	227,612	200,138	172,635	210,593
Deuda a largo plazo	466,619	464,617	584,848	619,811	622,750
PATRIMONIO NETO					
Capital social	348,922	348,922	348,922	348,979	792,517
Capital adicional	483,226	483,226	483,226	483,226	-
Reserva legal	4,101	-	-	-	3,967
Utilidad retenida	36,914	29,428	19,642	7,641	7,641
Total patrimonio neto	873,163	861,576	851,790	839,846	832,203
Total pasivo y patrimonio neto	1,529,112	1,553,805	1,636,776	1,632,292	1,665,546

Telefónica

Financial Profit and Loss

Telefónica Móviles Perú Holding S.A.A.

October-December 2001

Declaration of Liability:

The within document contains true and sufficient information about the growth of Telefónica Móviles Perú Holding S.A.A. business for the fourth quarter ended on December 31, 2001. The signer is liable, within the scope of his competence, for damages that may be generated by lack of veracity or insufficiency of the contents, in conformance with the provisions of the Civil Code.

Javier Manzanares Gutierrez
General Manager

Lima, February 13, 2002

Important Events

Following is a summary of the important events that have occurred since October 2001.

Meeting of Shareholders

A General Meeting of Shareholders of the Company was held on November5, pursuant to first notice. The meeting adopted the following resolutions, which constitute Important Events:

- It approved the amendment of the Corporate Bylaws, which among other matters contemplate unification of the various classes of stock shares and a reduction in the number of directors.

- It approved fixing the number of members of the Board of Directors at six, and appointed the following regular directors and their respective alternates:

    - Regular Director Mr. Alfonso Bustamante y Bustamante, and as his respective alternate Mr. Iván Ciganer Albeniz;
    - Regular Director Mr. José Ramón Vela Martínez, and as his respective alternate Mr. David Holgado Sánchez;
    - Regular Director Mr. Félix Ivorra Cano, and as his respective alternate Mr. Antonio Amadeo Melguizo Alvaro;
    - Regular Director Mr. José Molés Valenzuela, and as his respective alternate Mr. César Augusto Linares Rosas;
    - Regular Director Mr. Fernando Abella García, and as his respective alternate Mr. Maurizio Falá; and
    - Regular Director Mr. José Javier Gutiérrez, and as his respective alternate Mr. Séneca Gustavo de la Puente Estremadoyro.

- It approved continuation of the policy of paying dividends, which said policy allocates up to 50% of the net profits of each fiscal year, and payment of said dividends, including provisional and final dividends for each fiscal year, in conformance with the following schedule:

    - Payment of the provisional dividend: Effective from December 1 of each fiscal year;
    - Payment of the final dividend: Subsequent to the holding of the General Meeting that approves it, and effective from June1.

On December 26 a General Meeting of Shareholders of the Company was held pursuant to first notice. The meeting adopted the following resolutions, which constitute Important Events:

- It approved the stock capital resulting from the multiple reorganization as a consequence of the exercising of the right of separation and adjustments produced by application of the rate of exchange and division and the corresponding amendment of the Corporate Bylaws. As a result thereof, the stock capital of Telefónica Móviles Perú Holding S.A.A. is S/.356,770,987.00 (three hundred fifty-six million seven hundred seventy thousand nine hundred eighty-seven and 00/100 New Soles), represented by 356,770,987 registered shares at S/.1.00 each, fully subscribed and paid up.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.
Discussion and analysis of the profit and loss for the fourth quarter and the twelve months ended December 31, 2001

On January 1, 2001 Grupo Telefónica del Perú implemented the process of separating the Mobile Services, Data, and Telephone Directories activities. The outcome of this process, which was begun in November 2000, was the establishment of two companies, Telefónica Móviles Perú Holding S.A.A. and Telefónica Data Perú S.A.A., by means of a process of division. A new company, Telefónica Publicidad e Información Perú S.A.C., was created in December 2000, in process of ordinary reorganization.

Profit and Loss for the Fiscal Year

Operating income totaled S/.11.62 million in 4Q01. After management expenses (S/.0.04 million), the operating profit was S/.11.58 million Soles.

In 4Q01 profit and loss from exposure to inflation was practically zero. Net profit therefore totaled S/.11.58 million.

In cumulative terms, income recorded was S/.42 million. After management expenses of S/.06 million, the operating result was S/. 41 million.

As in the case of the profit and loss for the quarter analyzed, the profit and loss from exposure to inflation for the year was practically zero. Net profit was therefore S/.41 million.

Balance Sheet

The principal asset consisted of S/.874 million in investments.

On the liabilities side, miscellaneous accounts payable totaled S/. 0.7 million.

Net worth totaled S/.873 million.

TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2001
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T01		2,001		4T00	2,000
	S/.	%	S/.	%	S/.	S/.
INGRESOS DE OPERACIÓN	**11,622**	**100**	**41,583**	**100**	-	-
GASTOS DE OPERACIÓN	**41**	**0**	**563**	**0**	-	-
Servicios prestados por terceros	3	0	3	0	-	-
Cargas diversas de gestión	38	0	560	0	-	-
RESULTADO DE OPERACIÓN	**11,581**	**1**	**41,019**	**1**	-	-
Gastos financieros	-	-	-	-	-	-
Resultado por Exposición a la Inflación	(3)	(0)	(4)	(0)	-	-
UTILIDAD NETA	**11,578**	**1**	**41,015**	**1**	-	-

TELEFÓNICA MOVILES PERU HOLDING S.A.A.
BALANCE GENERAL AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2001 (1)
(Fin de Periodo)

ACTIVO

	4T01	3T01	2T01	1T01	4T00
ACTIVO CORRIENTE					
Caja y bancos	1	1	1	1	1
Otras Cuentas por Cobrar	96	91	0	0	-
Total activo corriente	97	92	1	1	1
Inversiones	873,786	862,244	851,794	839,750	-
Total activo	873,883	862,335	851,795	839,751	1

PASIVO Y PATRIMONIO NETO

	4T01	3T01	2T01	1T01	4T00
PASIVO CORRIENTE					
Cuentas por pagar comerciales	40	414	0	0	-
Otras Cuentas por Pagar	680	336	15	0	-
Total Pasivo Corriente	720	750	15	0	-
PATRIMONIO NETO					
Capital social	348,922	348,922	348,922	348,900	1
Capital adicional	483,226	483,226	483,226	483,226	-
Reserva legal	4,101	0	0	0	
Utilidades retenidas	36,914	29,437	19,632	7,625	-
Total patrimonio neto	873,163	861,585	851,780	839,751	1
Total pasivo y patrimonio neto	873,883	862,335	851,795	839,751	1

(1) Los datos están ajustados por el IPM publicado por El Instituto Nacional de Estadística e Informática (INEI)

TELEFÓNICA MOVILES PERU HOLDING S.A.A.
ESTADO DE RESULTADOS PRO FORMA AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE
Al VI trimestre 2001

	1T01	2T01	3T01	4T01	Acumulado
INGRESOS DE OPERACIÓN	**7,636**	**11,996**	**10,329**	**11,622**	**41,583**
GASTOS DE OPERACIÓN	**-**	**-**	**523**	**41**	**563**
Servicios prestados por terceros	-	-	-	3	3
Cargas diversas de gestión	-	-	523	38	560
RESULTADO DE OPERACIÓN	**7,636**	**11,996**	**9,806**	**11,581**	**41,019**
Gastos financieros	-	-	-	-	-
Resultado por Exposición a la Inflación	(11)	11	(1)	(3)	(4)
UTILIDAD NETA	**7,625**	**12,007**	**9,805**	**11,578**	**41,015**